UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

House of Taylor Jewelry, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44176R 10 6

(CUSIP Number)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Blvd., 4th Floor

Los Angeles, California  90025

(310) 277-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21 , 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 44176R 10 6
1.	Names of Reporting Persons. Monty Abramov I.R.S. Identification Nos. (entities only) n/a
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 3,879,250
	8.	Shared Voting Power n/a
	9.	Sole Dispositive Power 3,879,250
	10.	Shared Dispositive Power n/a
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,879,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) Approximately 1 0%
14.	Type of Reporting Person IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $ 0 .. 0 001 par value per share (the Common Stock”) of House of Taylor Jewelry, Inc. , a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 9200 Sunset Boulevard, Suite 425, West Hollywood , C alifornia , 90069 .. The Company reported that it has 38,277,786 shares of common stock outstanding as of September 22, 2005.

Item 2. Identity and Background.

This Statement is filed on behalf of   Monty Abramov ..

(a)

Name : Monty Abramov

(b)

Address : 9200 Sunset Boulevard, Suite 425, West Hollywood, California, 90069 ..

(c)

Principal occupation: Monty Abramov is a Vice President and Director of House of Taylor Jewelry, Inc.

(d)

Criminal Proceeding : During the last five years, no person listed herein has been convicted in a criminal proceeding.

(e)

Civil proceedings : During the last five years, no person listed herein has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Citizenship : United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 3,879,250 (1 0%).

(b)

Monty Abramov has sole voting and dispositive power over 3,879,250 shares ..

(a)

Transactions effected during the past sixty days:

(d)

DATE	SHARES PURCHASED/ (SOLD)	AVERAGE PRICE PER SHARE	PURCHASE/ (SALE) TOTAL
09/21/2005	(37,500)	$0.15	$5,625.00
09/21/2005	(123,250)	GIFTS	-
TOTAL	(160,750)		$5,625.00
OWNED	3,879,250		-

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   September 30 , 2005

/s/ Monty Abranov

By: Monty Abranov